Filed by Intuit Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: Intuit Inc. and Credit Karma, Inc.

This filing relates to a proposed business combination involving

Intuit Inc. and Credit Karma, Inc.

(Subject Company Commission File No.: 000-21180)

Q3 2020 Intuit Inc. Earnings Call

MOUNTAIN VIEW May 22, 2020 (Thomson Street Events) - Edited Transcript of Intuit Inc earnings conference call or presentation held on Thursday, May 21, 2020 at 8:30:00pm GMT

CORPORATE PARTICIPANTS

Kim Watkins, Intuit Inc. - VP of IR

Michelle M. Clatterbuck, Intuit Inc. - Executive VP & CFO Sasan K. Goodarzi, Intuit Inc. - CEO, President & Director

CONFERENCE CALL PARTICIPANTS

Brad Robert Reback, Stifel, Nicolaus & Company, Incorporated, Research Division - MD & Senior Equity Research Analyst

Brent John Thill, Jefferies LLC, Research Division - Equity Analyst Daniel William Jester, Citigroup Inc, Research Division - VPs

Hoi-Fung Wong, Guggenheim Securities, LLC, Research Division - Senior Analyst

Josh J. Beck, KeyBanc Capital Markets Inc., Research Division - Senior Research Analyst Kasthuri Gopalan Rangan, BofA Merrill Lynch, Research Division - MD and Head of Software Mark Joseph Rende, Morgan Stanley, Research Division - Research Associate

Matthew Charles Pfau, William Blair & Company L.L.C., Research Division - Analyst Robert Edward Simmons, RBC Capital Markets, Research Division - Assistant VP

Scott Andrew Schneeberger, Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst Sitikantha Panigrahi, Mizuho Securities USA LLC, Research Division - MD

Stewart Kirk Materne, Evercore ISI Institutional Equities, Research Division - Senior MD & Fundamental Research Analyst

Yaoxian Chew, Crédit Suisse AG, Research Division - Research Analyst

PRESENTATION

Operator

Good afternoon. My name is Latif, and I will be your conference facilitator. At this time, I would like to welcome everyone to Intuit’s Third Quarter Fiscal Year 2020 Conference Call. (Operator Instructions) With that, I’ll now turn the call over to Kim Watkins, Intuit’s Vice President of Investor Relations. Ms. Watkins?

Kim Watkins, Intuit Inc. - VP of IR

Thanks, Latif. Good afternoon, and welcome to Intuit’s Third Quarter Fiscal 2020 Conference Call. I’m here with Intuit’s CEO, Sasan Goodarzi; and Michelle Clatterbuck, our CFO.

Before we start, I’d like to remind everyone that our remarks will include forward-looking statements. There are a number of factors that could cause Intuit’s results to differ materially from our expectations. You can learn more about these risks in the press release we issued earlier this afternoon, our Form 10-K for fiscal 2019 and our other SEC filings. All of those documents are available on the Investor Relations page of Intuit’s website at intuit.com. We assume no obligation to update any forward-looking statements.

Some of the numbers in these remarks are presented on a non-GAAP basis. We’ve reconciled the comparable GAAP and non-GAAP numbers in today’s press release. Unless otherwise noted, all growth rates refer to the current period versus the comparable prior year period. And the business metrics and associated growth rates refer to worldwide business metrics.

A copy of our prepared remarks and supplemental financial information will be available on our website after this call ends.

And with that, I’ll turn the call over to Sasan.

Sasan K. Goodarzi, Intuit Inc.—CEO, President & Director

Thanks, Kim, and thanks to all of you for joining us today. I’m going to cover 4 topics on today’s call to help you understand our performance in the quarter and our outlook longer term in context of the global COVID-19 pandemic. I’ll start by sharing how we responded to the pandemic with our employees, customers, share our results for the quarter and highlight recent trends in our business. Then I’ll put these results in context of our long-term strategy and finish by talking about our playbook for leading in a downturn to accelerate our performance.

Let’s start with our response to the pandemic where unprecedented uncertainty, along with widespread shelter-in- place initiatives, have changed our daily lives. At the onset of the pandemic, we created an enterprise crisis team to drive 4 work streams: first, keeping our employees safe and healthy, this has been and will continue to be our #1 priority; second, ensuring that we run the business effectively and continue to deliver for our customers; third, keeping our workforce engaged and productive; and fourth, supporting our customers, our partners and the communities where we live and operate.

I’m proud of how our employees adapted to this sudden change and how seamlessly we transitioned our 10,000- person workforce around the world to a work-from-home environment. I’m even more proud of how, in the face of uncertainty, our employees’ commitment to customers has grown even stronger. The challenges facing consumers and small businesses during this difficult time have inspired our teams to innovate with speed and apply platform capabilities to help solve several problems caused by this pandemic. As a result, let me share 3 examples of how we’re helping consumers and small businesses get access to aid and relief.

First, in less than a week, following the IRS announcement, we introduced 3 free stimulus registration tools in partnership with the IRS. These offerings helped more than 10 million Americans not required to file a tax return to easily register with the IRS to get their stimulus money. We’re proud to have donated our time and expertise to help the IRS quickly disperse billions of dollars in stimulus payments to Americans.

Second, we launched Intuit Aid Assist to simplify the process of quickly connecting small businesses to the right relief funding programs based on eligibility. Intuit Aid Assist uses artificial intelligence to distill the complexity of hundreds of pages of the CARES Act and convert it into an easy to understand user experience, delivering a personalized and actionable recommendation. This new tool is based on the same knowledge engineering which is used by TurboTax to simplify the tax code.

Third, as of May 20, Intuit helped make available over $875 million of approved small business loans to customers from the Paycheck Protection Program, or PPP, through QuickBooks Capital. The team rapidly developed a solution to simplify and automate the PPP loan application process to help the very small businesses access this program.

We’ve helped approximately 25,000 small businesses access loans with an average loan of approximately $35,000, keeping up to approximately 150,000 employees on the payroll. These offerings are a testament to our unique platform and technology capabilities, and we will continue to find new, innovative ways to help our customers during this time of need.

Now turning to the fiscal third quarter results. Through the first part of the third quarter, we saw a continuation of great momentum we built during the first half of the year when revenue grew 14%. At the same time, the impact of the pandemic on taxpayers and small businesses is real. The extension of the IRS tax filing deadline and local shelter-in- place directives negatively impacted performance beginning in mid-March. As a result, our total revenue declined 8% in the quarter.

Let me go into more detail with how the quarter played out, starting with our Consumer Group.

The extension of the IRS tax filing deadline from April 15 to July 15 has shifted the timing of millions of tax filings to later in the season, resulting in a 15% decline in Consumer Group revenue during the fiscal third quarter. Based on the latest IRS data, total returns are down 9.4%, reflecting the later July 15 tax filing deadline.

The do-it-yourself software category is performing notably better than assisted, and as the category leader, we’re driving category awareness and growth, so we are encouraged by this result. Through May 8, IRS data shows total e- file returns are down 9.6%, with self-prepared e-files up 2.2% and assisted e-files down 18.8%. Because this data includes stimulus filings for individuals not usually required to file a tax return, it is not comparable to prior year data.

As of May 8, our data also indicates a majority of expected April higher-value customers with the most complex returns, and those with balance due have yet to file. Therefore, we’re proud of our progress so far and feel good about where we stand with the TurboTax Online share and ARPC, keeping us on track entering the last 2 months of the season.

Our strategy is working. We’re accelerating our innovation and are well positioned for the remainder of the season. We’re making progress on serving fast-growing, underpenetrated segments, including Latinx, self-employed and customers with investments. We are focused on increasing customer confidence through access to experts with TurboTax Live. And we’re seeing a positive impact on both conversion and retention when these customers interact with an expert.

The extension of the season has also given us the opportunity to run additional experiments to improve the experience, product lineup and pricing for the future.

Let me turn to Small Business. We began to see an impact from COVID-19 on our business in mid-March as many small businesses began closing or significantly scaling back their operations, leading to a loss of income and rising unemployment. Despite these headwinds, Small Business and Self-Employed Group revenue grew 11%, and online ecosystem revenue grew 28%.

Let me share some of the recent trends in our business. During the second half of the quarter, QuickBooks Online new customer acquisition decelerated approximately 15 points versus the first half, and retention within the existing customer base decreased by 2 points versus a year ago. We continue to expect the Small Business customer base and ARPC to grow in fiscal year 2020. The services offerings within QuickBooks Online have experienced an even greater impact. For example, after growing approximately 30% year-over-year through mid-March, payment charge volume was flat year-over-year during the second half of the quarter. Within our online payroll offering, after an increase of 20% year-over-year and workers paid through mid-March, workers paid decreased 10% year-over-year during the second half of the quarter. Similarly, after the total number of companies running payroll grew 15% year- over-year through mid-March, the number of companies running payroll was approximately flat during the second half of the quarter. These trends could result in higher attrition and lower revenue in the future. Despite limited visibility near term, we are more inspired than ever to achieve our 2025 prosperity, reputation and growth goals.

As a reminder, our prosperity goals are to double household savings rate and improve the success rate of small businesses by 10 points better than benchmark for anyone on our platform. We will do so by becoming an AI-driven expert platform and doubling down on our 5 big bets. As we look into the future, we have resourced our big bets for acceleration. Let me share our progress on each of these bets.

Big bet #1 is foundational to accelerate innovation across our platform. I’ll come back to this one in a minute since it supports the other 4 big bets.

Big bet #2 is all about connecting people to experts. One of the largest problems our customers face is lack of confidence to do their own taxes and to manage their business. We’re connecting customers to experts on our platform to solve this problem with TurboTax Live and QuickBooks Live, allowing us to reach more customers, deepen engagement and grow ARPC. Within TurboTax Live this season, we’ve improved access to an expert through real- time chat and a floating Live Help button, contributing to improving customer conversion and retention. On the expert side of the platform, we’re using AI to improve the experience by automating repetitive tasks and presenting experts with contextual customer information based on the location of the customer within the product experience.

As a result, we’ve seen average session handle time decline nearly 20% this season, while at the same time providing a better experience for our customers. This season, we’ve earned the highest customer satisfaction scores for TurboTax Live ever.

For QuickBooks Live, we’re seeing promising early results. With the rapid shift to virtual solutions, we’re seeing better-than-expected customer acquisition, and we continue to experiment across the lineup. For example, we further refined the setup offering we introduced in January. We’re seeing an encouraging number of customers who have used the setup offering to upgrade their monthly subscription, making us optimistic that it’s a great way to introduce customers to the benefits of QuickBooks Live.

Our third big bet is to unlock smart money decisions for customers by connecting them to financial tools and partners that help put more money in their pockets. In its third season, we’re on track to nearly double active use for Turbo.

This suggests customers are finding value from our recently introduced innovations like mobile refund tracking and weekly credit card — credit score updates.

And in this challenging environment, our pending acquisition of Credit Karma is more important than ever as we help consumers make better financial decisions.

Our fourth big bet is to become the center of small business growth by helping our customers sell in an omnichannel world, get paid fast, manage capital and pay employees with confidence. We recently launched Cash Flow Planner in QuickBooks Online. Managing cash flow is the biggest problem our customers face, one that is only magnified during this difficult period. Cash Flow Planner is an AI-powered interactive tool that looks at small businesses’ financial history to predict future money in and money out events, enabling a small business customer to forecast its cash needs more accurately.

Within payments, we’re offering our payments customers free access to instant deposits to put more money in their hands even faster. Since this free offer became available, the volume of payments received instantly by our customers has more than doubled. This offering is in its early days.

Within payroll, we’re enabling our small business customers to hold on to their money longer by using our money movement capabilities to pay employees next day. As a result, we’ve reduced the time between running payroll and paying employees by 1/3, driving product recommendation scores up 10%.

Our fifth big bet is to disrupt the mid-market with QuickBooks Online Advanced, our online offering designed to address the needs of small business customers with 10 to 100 employees. We developed this offering to help us increase retention of larger customers and attract new mid-market customers who are overserved by higher-priced competitive offerings. We introduced several new features to help our customers individually tailor the product to their needs, including building their own dashboard and additional custom fields for expense transactions. We continue to work closely with partners to develop integrations that save our customers’ time and improve their experience. Now more than ever, a cloud offering is needed by mid-market customers at a disruptive price.

Now let me wrap up our big bets by circling back to bet #1, which is our foundational bet to revolutionize speed to benefit for our customers. Our goal is to deliver benefits to our customers instantly and to make the interactions with our offerings frictionless by accelerating the application of AI. Earlier, I shared several examples of how we’re using AI to provide customers access to help through Intuit Aid Assist and PPP funds through QuickBooks Capital, or how our customers are accessing funds with instant deposit, managing cash flow with Cash Flow Planner, or how we’re improving the experience for experts with AI. We are uniquely positioned to use AI to unlock the power of data and service to our customers, both the velocity and impact of our innovation.

Now let me share our thoughts on the bigger picture in the current environment. We expect this environment to act as an accelerant to the bets we’ve declared. First, we expect to see an accelerating shift to our virtual world. This aligns with our big bet to connect people to experts using technology to improve confidence. Second, the need for small businesses to increase their online presence and commerce will become more essential. This aligns with our big bet to be the center of small business growth by providing tools and visibility for customers to better manage their cash flow. Finally, as we’ve seen in previous times of hardship, we expect consumers to put a high premium on offerings that can improve their financial health, which aligns with our bet to help consumers unlock smart money decisions.

This includes helping our customers with saving more money and getting out of debt and becoming a trusted financial assistant in their pocket with our pending acquisition of Credit Karma.

Our strategy in big bets positions us better than ever before. We have a proven playbook that focuses our investments on accelerated innovation and what matters most. In that context, we have aligned the company to invest in what’s most important for future growth while delivering against our financial principles. We intend to play offense during this downturn by investing in the largest opportunities for the future, our big bets.

When we do our job well, we believe we will come out of this downturn stronger than ever before.

To wrap up, I’m incredibly proud of our accomplishments this quarter. We remain focused on what matters most to our customers and those things that we can control during this time of uncertainty.

Now let me hand it over to Michelle.

Michelle M. Clatterbuck, Intuit Inc.—Executive VP & CFO

Thanks, Sasan. Good afternoon, everyone. I’ll start by adding my thoughts on the playbook we’re using to run the business during these challenging economic times and then provide an overview of our financial results this quarter.

As Sasan shared, we’ve been through tough economic times before and have developed a playbook of principles for operating in a downturn. These principles are designed to accelerate our execution in the future and help both our customers and Intuit emerge from a downturn in a stronger position than when it began.

One of those principles is focusing on controlling what we can, including discretionary spending to deliver bottom line results. Roughly 3/4 of Intuit’s expense base is variable over time. We’re scrutinizing all expenses and carefully managing what we can control in this environment, such as travel, marketing spend and hiring decisions.

Let me now turn to our results.

As Sasan mentioned, we saw a continuation of the strong momentum we built through the second quarter during the first half of the third quarter, followed by a slowdown in our business beginning in mid-March. For the third quarter of fiscal 2020, we delivered revenue of $3 billion, down 8% year-over-year. GAAP operating income of $1.4 billion, a 21% decrease. Non-GAAP operating income of $1.5 billion, an 18% decrease. GAAP diluted earnings per share of $4.11, a 21% decrease. And non-GAAP diluted earnings per share of $4.49, a 19% decrease.

Turning to the business segments. Consumer Group revenue was $1.8 billion, down 15% in the third quarter. This decline reflects the delay of the IRS tax filing deadline to July 15, which is shifting revenue out of the third quarter and into the fourth quarter. We’re pleased with what we’ve seen season-to-date. The do-it-yourself category continues to grow faster than assisted, and we feel good about where we stand with TurboTax Online share. With 2 months still to go in the season, it’s difficult to know if these trends will continue or whether more consumers will choose to file an extension. Either way, we expect the DIY category to gain share again this season, as it has for more than a decade.

And in the Strategic Partner Group, professional tax revenues declined 18% in the third quarter, reflecting the impact of the delayed tax filing deadline on the timing of consumer tax filings completed by accountants. We grew Small Business and Self-Employed Group revenue 11% during the third quarter, driven by online ecosystem revenuegrowth of 28%. Our strategic focus within Small Business and Self-Employed is to grow the core, connect the ecosystem and expand globally.

Starting with grow the core, QuickBooks Online accounting revenue grew 36% in fiscal Q3, driven mainly by customer growth, higher effective prices and, to a lesser extent, mix shift. During the second half of the quarter, we saw the pace of new customer acquisition and retention both decline, especially among lower ARPC customers. Keep in mind that there is a lagging impact to QuickBooks Online accounting revenue, although we do expect both our subscriber base and ARPC to grow during fiscal year 2020.

Second, we continue to focus on connecting the ecosystem. Online services revenue, which includes payroll, payments, time tracking and capital, grew 16% in fiscal Q3. Within payroll, we continue to see revenue tailwinds during the quarter from a mix shift to our full-service offering. Roughly 2/3 of online payroll revenue is generated from monthly subscription fees, and 1/3 is generated from per employee monthly fees. Within payments, revenue growth reflects continued customer growth, along with an increase in charge volume per customer. During the second half of the quarter, charge volume decelerated. Fewer workers were paid and fewer companies ran payroll. These leading indicators could result in higher attrition and lower revenue for these offerings in the future.

Third, our progress expanding globally added to the growth of online ecosystem revenue during fiscal Q3. Total international online revenue again grew over 50%, reflecting subscriber and ARPC growth earlier in the fiscal year. However, this momentum has slowed and could result in decelerating revenue growth in the future.

Desktop ecosystem revenue declined to 6% in the third quarter. Desktop units declined sharply, reflecting lower sales through the retail and direct channels beginning in mid-March. This was offset by mid-single-digit QuickBooks Desktop Enterprise revenue growth. Within our desktop payroll offering, nearly 10% fewer workers were paid during the second half of the quarter versus a year ago. This compares to growth in the mid-single digits during the first half of the quarter through mid-March. Desktop payments charge volume growth declined just over 20% in the second half of the quarter.

As we’ve shared, Intuit is helping small businesses obtain loans from the Paycheck Protection Program through QuickBooks Capital. We’re working in partnership with an SBA-approved bank, and we’re also directly funding a portion of these loans. We don’t expect to hold these loans on our balance sheet, and revenue from these loans was immaterial during the quarter.

Let me turn to our pending acquisition of Credit Karma. We expect the acquisition to be accretive over time. But given the current environment, we don’t have visibility into whether it will be neutral to accretive in the first full fiscal year after closing. We continue to expect the transaction to close during the second half of calendar year 2020, and we’re excited about the unprecedented benefits we can deliver together for customers.

Turning to our financial principles. We remain committed to growing organic revenue double digits and growing operating income dollars faster than revenue. We take a disciplined approach to capital management, investing the cash we generate in opportunities that yield an expected return on investment greater than 15%. We continue to focus on reallocating resources to top priorities as a company, with an emphasis on becoming an AI-driven expert platform. These principles remain our long-term commitment, although we recognize that we may not be able to achieve them in the current environment.

Our first priority for the cash we generate is investing in the business to drive customer and revenue growth. We consider acquisitions to accelerate our growth and fill out our product road map. We return excess cash that we can’t invest profitably in the business to shareholders via share repurchases and dividends.

We finished the quarter with approximately $4 billion in cash and investments on our balance sheet. On May 7, we drew down the full amount of our $1 billion revolving credit facility to maintain financial flexibility. We repurchased $40 million of stock in the third quarter but have temporarily suspended share purchases in conjunction with the Credit Karma acquisition, as is typical during a stock transaction. We have approximately $2.4 billion remaining on our authorization, and we expect to be in the market in the future.

The Board approved a quarterly dividend of $0.53 per share, payable July 20, 2020. This represents a 13% increase versus last year. We will not be providing guidance today. As a reminder, we withdrew our fiscal 2020 guidance earlier this month, reflecting uncertainty in current small business trends.

With that, I’ll turn it back over to Sasan.

Sasan K. Goodarzi, Intuit Inc.—CEO, President & Director

Great. Thanks, Michelle. We are uniquely positioned to make a positive impact on the world during this time. I’m proud of the actions that we’ve taken as a company to support our customers when they need us most. We’ve acted with speed, enabled our employees to be safe and productive working from home and continuing to innovate for our customers. We’re using our capabilities to rapidly deploy solutions to help consumers and small businesses access the products and relief that they need during this difficult time. I’m confident we’ll emerge an even stronger company.

So with that, let me turn it over to you, Latif.

QUESTIONS AND ANSWERS

Operator: (Operator Instructions) Our first question comes from the line of Kirk Materne of Evercore ISI.

Analyst: Stewart Kirk Materne, Evercore ISI Institutional Equities, Research Division—Senior MD & Fundamental Research Analyst

Question – Stewart Kirk Materne: Sasan, maybe just to start with you. When you think about sort of this environment and what you all have to do to sort of help your client base out, is there anything you’ve done differently, I guess, in terms of either invoicing duration or obviously discounting? I guess just how do you think about sort of — and balance really the short term versus the long term? Obviously, you mentioned that the shift towards virtual is clearly going to happen faster, and I think nobody would argue with you about that. But could you just talk about sort of how you’re talking or thinking about, I guess, pricing when it gets down to it and invoicing with your clients in this very difficult environment for a lot of them?

Answer – Sasan K. Goodarzi: Yes, Kirk, great to hear your voice, and I hope you’re doing well. And thank you for your question. Let me take it in maybe 2 ways. One, maybe mid longer-term and then the other is the here and now. First of all, we have a playbook for times like this. And our playbook is really about focusing on customers, focusing on innovation and putting our investment dollars in the areas that matter the most, but then, as you heard from Michelle, being very diligent in terms of our expense envelope.

With that said, as we look at the long term, we’re actually quite excited about the current environment, not the health element of it, but the fact that it will accelerate folks moving to a virtual world, folks moving to having more online presence and commerce capabilities. And then money has always been important, but we believe more than ever, ways to save money and get out of debt is going to be more important than ever before. And our big bets are squarely focused on the things that matter the most. And we happen, by the way, to be going through our 1- and 3-year planning process, which literally was happening in parallel of when the pandemic started. And it was at that time where we actually used the opportunity not only to be clear about a conservative investment envelope for our next fiscal year, but to really ensure that we can take the dollars that we have allocated and use them as an accelerant for our bets. And we just finalized our 1- and 3-year plan internally and have allocated our dollars to the big bets and the ones that matter most and, in fact, again, using it as an opportunity to accelerate. So we actually feel good about the things that we can control and the things that we need to do for our customers to come out of this even stronger.

With that said, and going to the very today, here and now, elements of your question, part of our playbook is to ensure that we really bend over backwards and do what’s right for customers in this kind of an environment. And beyond the innovations that you heard that we kind of turned on a dime to deliver like instant deposit for free, PPP, the free stimulus offerings that we, in essence, brought to the marketplace, there are elements of things that we’re doing for our customers, such as we paused any price increases that we planned. We paused our full-service payroll migration, which has significant benefits for customers that migrate to the upgrade, but we didn’t want to have our customers think about payroll migration in a time like this.

As we’ve communicated in the past, we, in essence, launched a new lineup in QuickBooks, one element of it being QuickBooks Advanced, which allows us to serve mid-market customers. That comes with very clear lines of number of users, number of invoices that you can pay, the number of transactions. And for now, we’ve actually paused that important line where you have to migrate to QuickBooks Advanced, all of which, at the right time, we will put back in place. But we’re being very diligent to do what’s right for customers. And we’re getting a lot of great feedback from customers, inclusive of some of the discounting that we put in place to acquire new customers in these very uncertain times. So those are just some of the examples of the things that we’re doing. We have a proven playbook. We’re really — the team is executing quite well against it.

Question – Stewart Kirk Materne: And just if I could ask just a really quick follow-up. I assume, given what’s going on, has really had no impact on sort of your initial thought process around sort of the integration plan for Credit Karma. Is that correct?

Answer – Sasan K. Goodarzi: It does not. We’re actually more excited about what we can do with Credit Karma to accelerate, helping customers save money and reduce debt. So it has not changed our plans.

Operator: Our next question comes from Keith Weiss of Morgan Stanley.

Answer – Mark Joseph Rende: Mark Rende on for Keith Weiss here. So I wanted to dig in a little bit to the TurboTax side. So obviously, a big shift in revenues related to the filing extension. But have you guys seen any change in the mix of free files? Was that any reason for the kind of push on revenues? Any detail around that free filing mix would be helpful.

Answer – Sasan K. Goodarzi: Sure, Mark. Thanks for your question. First of all, I’ll just remind us that when you look at the categories that we serve, the DIY category is about $3 billion in TAM. The assisted category is about $20 billion in TAM. And then the consumer finance space, which we’re going to be able to accelerate serving with Credit Karma, is about $57 billion in TAM.

In that context, very specifically to your question, this is actually the part of the season that is our strength. Really, the revenue that shifted into the fourth quarter is because of the fact that the IRS deadline shifted. And these are actually the more high-value customers, more complex customers and the ones that have balances due. And it’s actually our strength. This part of the season is our strength because it’s our customers with the highest retention over the years.

And so given where we are with the category growth and given that we’re the champions of the do-it-yourself category with the category growth and what we see with share in our ARPC, we feel good about where we are, and we feel — and we’re excited about playing our game in the last 2 months of the season, which is our strength. And we’ve really not seen anything outside of what we would expect from an FFA perspective. So really, the revenue shift is entirely because of the shift in the deadline.

Answer – Mark Joseph Rende: Excellent. Really helpful. If I could sneak in one quick follow-up. So there’s obviously been a big uptick in share gains this season in DIY. How do you expect that — do you expect it to normalize into the back half of the season as shelter-in-place kind of restrictions come off and ease and people can go to a tax professional or a CPA? Or do you see this being relatively durable throughout the rest of the season?

Answer – Sasan K. Goodarzi: Yes. I’ll make 2 comments. One is I think this pandemic will drive structural and behavior changes across many industries, whether it’s education, to how you get mortgage loans, to how you manage your business, to how you do your taxes. And the great news is we’re positioned well with our digital platform to serve customers with assistance to really take advantage of the opportunity, and there’s just simply a tailwind of more and more folks wanting to be able to do their taxes themselves and if they need help to be able to get that assistance in the comfort of their home. We’ll have to see how the season plays out. I don’t want to second guess whether these current trends will continue or not. But what I would tell you is that the shift to a virtual world probably accelerated by 5 years across many, many different industries, and I think that will be the same thing that we’ll see play out when it comes to doing your taxes and/or helping small businesses manage their books, which is where QuickBooks Live comes into play.

Operator: Our next question comes from Brent Thill of Jefferies.

Analyst: Brent John Thill, Jefferies LLC, Research Division—Equity Analyst

Question – Brent John Thill: Many companies have been giving us a little bit of color into the current month, and I’m curious if there’s any color about what you’re seeing from the perspective of April carrying into May. Any notable items would be helpful.

Answer – Sasan K. Goodarzi: Yes. Sure, Brett. Good to hear your voice, and hope you’re safe and sound. So what I would say is, if I just touch on the first couple of weeks in May, we have seen a stabilization. To be specific, we’ve seen stabilization in charge volume, the number of payroll companies that are paying their employees. We’ve seen stabilization in the number of companies that are tracking their time through TSheets. We’ve been seeing the same thing with acquisition of new customers, and we’ve seen stabilization on the retention front. And on desktop, we’ve seen a little bit of an uptick because we deliberately slowed down the communication of upgrades to our desktop customers because the timing of doing so was really right in line with when the pandemic hit. And so now that we’ve started that communication, there’s been a little bit of an uptick.

I think what’s really important, if I put all of this in context, is it’s several weeks of trends. And we want to make sure that we don’t portray several weeks of trends into a trend, but we have seen a stabilization in the first 2 weeks, but we clearly want to see the economy come back and ultimately see small businesses open up and see if that trend continues.

Operator: Our next question comes from Robert Simmons of RBC Capital Markets.

Answer – Robert Edward Simmons: So can you talk about how you’ve adjusted with the amount and the timing of your advertising spending and the overall market across the different segments, given the tax season is more spread out this year and other factors?

Answer – Sasan K. Goodarzi: Yes, sure, Robert. Thank you for your question. Let me make 2 points. One, when this pandemic hit beyond the fact that we were right in the middle of our 3- and 1-year planning, and it was a great opportunity for us to agree to a conservative investment envelope as we look ahead to really continue to build our this pandemic hit beyond the fact that we were right in the middle of our 3- and 1-year planning, and it was a gre at opportunity for us to agree to a conservative investment envelope as we look ahead to really continue to build our muscle in terms of prioritization and resource allocation, we also then looked at the here and now and what changes we would make. And we did reduce discretionary funds in areas that we were very comfortable with. Of course, travel is a given, but hiring and marketing across the board.

And specifically in TurboTax, both customer success and marketing, we, of course, needed to kind of replan, which the team has done, we have a playbook around this, and extend it between now and July 15. And so we’ve done that. But I would say, overall, the company’s discretionary spends are down because we lowered it for all the right reasons, but particularly in tax, we just simply extended it through the end of July.

We expect, by the way, just so it’s not a black box, that we’ll need to spend up to $20 million in both customer success and marketing because of the extension of the tax season to ensure that we’re there for our customers, but we’ve also reallocated dollars from other places in the company to make up for it.

Answer – Robert Edward Simmons: Got it. That makes sense. And then can you talk to how the economics of PPP work for Intuit in terms like what kind of cut of the fees you keep and that sort of thing?

Answer – Sasan K. Goodarzi: Yes, sure. Maybe if I could just ask Michelle to take that?

Answer – Michelle M. Clatterbuck: Absolutely. We haven’t talked specifically about the monetization. As Sasan talked about earlier, we did say that we’ve provided $875 million of PPP small business loans. And we’re working with an SBA-approved bank to fund these loans. We’re funding some directly, but it’s a small amount, and we don’t expect to hold those.

We will expect to earn about 3% to 4%, including servicing, on the loans themselves.

Operator: Our next question comes from Brad Zelnick of Crédit Suisse.

Analyst: Yaoxian Chew, Crédit Suisse AG, Research Division—Research Analyst

Question – Yaoxian Chew: It’s Yao Chew on for Brad Zelnick. And thanks for what you’re doing for small businesses out there. I have a question as it relates to Intuit capital and potentially Credit Karma. From my understanding, the business models of these segments rely on algorithms that are basically a combination of historical behavior and real- time data. One of the criticisms of fintech is that every crisis has driven from the next and that some of these algorithms may be building data from the last cycle that may not be so relevant in the current one.

As we look our way through this, can you share some thoughts on a couple of things? Firstly, how well these businesses and algorithms are working? And does the value proposition remain intact for these data-centric plays? And where are the main gaps or differences in behavior where you may have needed to intervene? And I guess, based on that, do you think managing through this crisis inherently increases the value of these assets in the longer term, playing through both the downswing and the recovery?

Answer – Sasan K. Goodarzi: Thank you for the question, Yao, and good to hear your voice and hope all is well. Let me make a general comment, maybe 2 general comments and then get more specific to your question.

I think that, first of all, as you know us and Credit Karma are operating as 2 separate companies. But what I can tell you from the due diligence that we did, we were very impressed with their machine learning capabilities, their ability to do quality checks to watch for bias and adjust their models on a daily basis because they use 2,600-plus data points per customer to run their models, and so they’re always adjusting. But let me — that’s in context of the due diligence that we did. And I would just say the second macro point is, this is one of the reasons why we believe that this environment is actually an accelerant for us to find ways to help customers put more money in their pocket, save money and get out of debt because of all the machine learning capabilities that we have, both Credit Karma has and that we have, that in this current environment, done the right way, actually allows us to adjust our models to better serve customers.

Now let me get more specific, I think, to your question, around the QuickBooks Capital. We have — this QuickBooks Capital and the machine learning capabilities in the platform is something that we’ve been working on for years, both cleaning up the data, so we can use 26 billion data sources and the 360 information that we have from our customers and with their permission to be able to use to, in essence, know what loans that they can be able to take on, what capacity, the number of months and how quickly we can adjust our dial. And one of the things that the team has done that’s a wonderful progress is that we do checks for biases. In — whether in this environment or in a different environment, we’re always checking for biases so we can adjust the model. And the model is built in such a way where we can adjust it on a daily basis, so we can learn very, very quickly. And we — what we see in this environment is that it’s actually a great opportunity to accelerate our learning so that we can be much more pinpointed in terms of what we can do for customers and when we can do it for the customer. So I’m proud of our QuickBooks Capital team and what they’ve been able to actually accomplish, and we’re learning and adjusting more daily.

And by the way, those capabilities are not just for QuickBooks Capital. We use those same capabilities for instant deposits, same-day payments. We use those same capabilities for same-day payroll. And so these capabilities are truly platform capabilities that we can use across the company.

Question – Yaoxian Chew: Great. If I may sneak one more quick one in. What are the main constraints on distributing PPP funds faster at this point?

Answer – Sasan K. Goodarzi: I’m sorry. Could you ask your question one more time?

Question – Yaoxian Chew: Yes. I know you’ve distributed about 800 — a bunch of PPP funds to date, are there — can you talk to the main constraints on the ability to distribute the funds faster to your base?

Answer – Sasan K. Goodarzi: Yes. First of all, we truly admire what the team in Treasury and SBA has done to make these loans available and all the checks that they’ve had to do on privacy and security to be able to distribute these loans. So they truly deserve an applause for the work that they’ve done.

To get to your question, we actually have been able to move quite fast and quite rapidly because of the fact that we know our customers’ data, whether it’s QuickBooks payroll customers or QuickBooks Desktop payroll customers or self-employed that have actually filed their taxes with us and be able to very quickly help them apply for the loan.

Really, the biggest inhibitor has been all of those that are applying for the loan and having to wait in line to be able to get the loans approved by the SBA. And so really, that’s where the bottleneck is. And by the way, the SBA is actually moving quite fast. It’s just the number of loans that’s coming out on loan request and how they have to process it and ensure that they reduce fraud, that’s, I think, probably the most difficult part. But on our end, we’ve been able to move very, very rapidly, and we don’t really have too many obstacles in front of us.

Operator: Our next question comes from the line of Siti Panigrahi of Mizuho.

Answer – Sitikantha Panigrahi: Sasan, you talked about one of the bets is in like selling in omnichannel world. In fact, we are seeing small businesses, they are trying to have their online presence are moving to more of e- commerce environment. So could you give us some color like how Intuit can help? And how big is an opportunity for Intuit from helping SMB moving to online?

Answer – Sasan K. Goodarzi: Yes. Thank you for your question. Again, great to hear your voice and hope you’re safe and sound. When you think about Intuit’s base, we serve primarily service-based businesses. And one of the core drivers behind our bet #4, which is being the center of small business growth, and one element of it being really a — providing transformative experiences to make it easy for our customers to do commerce across multiple channels is to actually be able to accelerate serving and penetrating product-based businesses. But it’s interesting what this environment is causing, so now let me get to answer your question in 2 ways.

One is even service-based businesses, they’re actually — if you remember at Investor Day, we shared last year that we have 400-million-plus invoices that our customers send out, but about 12% are payment-enabled. We’re actually seeing more and more service-based businesses that are actually looking to make all of their payments payment- enabled, so they can actually get paid online faster and be able to get out of the paper world. And so this is having a — this is going to, over time, have an impact on service-based businesses to get out of doing manual payroll and doing it online because they’ve seen with the Paycheck Protection Program, if you can’t prove your payroll data, you’re not really — you’re not going to be able to be first in line to get a loan. And so it’s going to impact more and more service- based businesses going online, which is where our sweet spot is.

The second element, though, was the question that you asked, which is omni-channel. And really, the core problem that we want to solve based on well over a year of conversations with our customers is, it’s actually quite easy for our customers to get set up on different channels, whether it’s Instagram, Facebook, Etsy, Amazon, that’s not their biggest issue. Their biggest issue is they lose sight of which customer is coming from which channel, which customer is profitable, are they getting paid on time across the different channels, how that connects to their inventory, because clearly, you don’t want to run out of inventory and fulfillment is critical. And so the problem that we want to solve is really, if I put it in simple terms, having an app where you can actually see all the orders that came in through all the different channels in one place. You can ultimately, over time, see the profitability of your payment. It connects to profitability of your customers. You can see how it connects to your inventory and it automatically tells you that you’re going to have to fulfill your inventory. We’re in the very early stages of solving that problem, but we’re very clear on what the problem is. And we believe this environment will not only, over time, help us penetrate service-based businesses, but it will position us, bet #4, to serve product-based businesses. So that’s the way we see it, and that’s the way we think about it.

Answer – Sitikantha Panigrahi: Yes. And if I could ask one question on tax. This is an unusual tax filing year. Now it’s shifted from 15 — to July 15 from April 15. So what percent of the people have — usually those file taxes, if you exclude the people, those who file for stimulus, what percentage have now not yet filed and moved to maybe for this quarter? And also, what are the trends you are seeing in terms of TurboTax Live adoption so far?

Answer – Sasan K. Goodarzi: Sure. Well, first of all, I’ll start by affirming it is a very unusual season because I don’t think we’ve been in a place where tax season has been extended. But in many ways, it’s affording us new opportunities because our team has built for times like this and things like experimenting in ways that we otherwise wouldn’t be able to. So our team is doing a wonderful job leveraging the current opportunity.

If you think about last year, there was 155 million returns filed, and I think there’s 110-ish million that have been filed already, and the actual specific numbers are on the IRS website. But nevertheless, that would tell you that you’ve got 40 million, 45 million customers that still need to file their taxes between now and July 15. So that kind of gives you a feel for what’s left to come.

In terms of TurboTax Live, we focus this year on improving first-time use. We really focused on providing more access to experts because when our customers engage an expert, our conversion and retention goes up. And we’re really focused on improving the expert side of the platform, meaning that experts would contextually know where the customer is and how to best serve them and help them very, very quickly. And so far, TurboTax Live is really delivering within the expectations that we have had for it. And we’ve got 2 months of the most complex filers that are still left to come. And so we’re excited to serve as many customers as we can between now and then through TurboTax Live.

Operator: Our next question comes from Ken Wong of Guggenheim Securities.

Analyst: Hoi-Fung Wong, Guggenheim Securities, LLC, Research Division—Senior Analyst

Question – Hoi-Fung Wong: Great. And thanks for all the good color on the first half, second half splits. Maybe I’ll steer this question towards Michelle. So obviously, lots of unknowns in kind of going forward, but as we think about your kind of ability to guide, or I guess lack thereof, is this more a matter of kind of magnitude in terms of things could get worse? Or just an issue of duration in terms of not understanding how long this might play out?

Answer – Michelle M. Clatterbuck: Ken, thanks for the call — question. First of all, I would say that, as Sasan said, we are starting to see a few trends in the business that are stabilizing, and he enumerated those a minute ago. But it just doesn’t make sense off of 2 weeks of data to be able to predict going forward. So that is really the biggest issue there.

But I would say, don’t confuse the lack of guidance with a lack of confidence in our business and our strategy. So in fact, we’ve never been more confident in our business, our strategy of becoming an AI-driven expert platform and the 5 big bets that we’ve declared. But confidence doesn’t mean certainty, and we’re in a very uncertain environment, as we’ve discussed. And so that’s actually why we’re not issuing guidance. It’s really around the uncertainty.

Operator: Our next question comes from Daniel Jester of Citi.

Answer – Daniel William Jester: Great. Another one on QuickBooks Capital, if I can. For the loans that you’ve made for PPP, how many of those customers were brand-new and never really used the QuickBooks Capital loan program before? Maybe you can just kind of — just in terms of repeat usage there, I’d be interested to see if you’re expanding the ability on the back end of this to get people already in your system to use QuickBooks Capital?

And then just are there any learnings, either from the regulatory or the go-to-market there, that could accelerate Quickbooks Capital in the back end of this?

Answer – Sasan K. Goodarzi: Yes, sure. Thanks for your question, and Kim and/or Michelle will keep me honest on this. Our goal was to serve as many small businesses as we could. And of course, we started with our existing base. And I believe that all of the current customers that we serve are all existing QuickBooks customers. So I’ll get confirmation if I got that wrong, but it’s been primarily all existing customers.

And I would tell you, to the second part of your question, it’s incredible, the halo effect that we’ve gotten by all the things that I mentioned earlier from very quickly partnering with the IRS to launch the stimulus offerings, to what we’ve done with the PPP program, to what we’ve done to fund and partner with GoFundMe and — which is a crowd-sourcing platform to help small businesses get access to money, which I think has been almost close to $40 million of small businesses have gotten access to just a number of things that we’ve done has gotten really a lot of attention for QuickBooks as a brand that can help customers. And I think this current environment and what we have to do very specifically around PPP just really made our machine model — machine learning models stronger, which allows us to make our services stronger, which allows us to really, over time, helps us better serve payments, payroll and ultimately, QuickBooks Capital customers.

Answer – Daniel William Jester: Great. And then on Turbo and Mint, I think you, in your prepared remarks, talked a bit about engagement. I’m just wondering if you could provide a little bit more color there. Does engagement mean clicks? Or does it mean actually going through and purchasing a credit card or a loan through your partner? I’m just wondering if you could give some more color there.

Answer – Sasan K. Goodarzi: Sure, yes. Yes, absolutely. So we have seen more demand, less supply. And so on the demand side means that customers are really interested in their credit score. They’re really interested in setting goals for their credit score and learning from us how to improve their credit score by potentially making payments on time or checking on the status of their refund and, of course, more interested in then getting access to whether it’s personal loans, credit cards, those sorts of things.

What we’ve seen an impact on is on the supply side because in this kind of an environment, although the digital platform has the highest return for financial institutions, we’ve seen some financial institutions pull back temporarily off of the Turbo and Mint platform, but it’s also the first place qualitatively that they told us they want to come back to. They’re just waiting for the current environment, specifically unemployment, to stabilize, so they can then come back onto the platform. So higher demand, less supply from a financial institution side, which means less monetization.

Operator: Our next question comes from Scott Schneeberger of Oppenheimer.

Analyst: Scott Andrew Schneeberger, Oppenheimer & Co. Inc., Research Division—MD and Senior Analyst

Question – Scott Andrew Schneeberger: The — my first question is during fiscal ‘09 global financial crisis, Small Business was relatively flattish. I think the revenue was down only 1%. And Sasan, I’d love to hear your thoughts, just high level conceptually, about just a compare and contrast about that time versus this time, what we’re seeing and what could be good case, bad case?

Answer – Sasan K. Goodarzi: Sure. Sure. Well, what I would start with is to build on your point. In ‘08, ‘09 time frame, what you, in essence, saw was, in essence, the total number of small businesses that went out of business, it upticked a couple of points. The number of businesses that started down ticked a couple of points. So there was kind of a 3-, 4-point impact on the total number of small businesses. And the second thing I would say is things are, in some ways, very different than ‘08 and ‘09 on 2 dimensions. One is ‘08 and ‘09 was actually a recession caused by the health of financial institutions. This is a pandemic that’s health-driven, where, in essence, small businesses have been completely shut down. The economy was actually quite healthy, but now it’s not because of the shutdown of small businesses, which has also caused a recession. So in some ways, they’re very different. But in many ways, the impact that we’re seeing is the same, which is customer acquisition, as I mentioned earlier, has slowed down.

Retention has down ticked a few points. Charge volume has down ticked from being up 30 to now it’s been flat post mid-March COVID impact. And so that’s the impact, of course, that we’re seeing now, but our business is also very different.

We have a larger portion of our small business is subscription-based, and it’s in the cloud. Whereas back then, it was primarily desktop, which sees a sharper decline but also a sharper rebound. So with all of that said, those are the 2, 3 things that from 2 perspectives are different. I would reiterate what I mentioned earlier, we are not trying to second guess the market, or meaning, how fast things will rebound or how long this is going to — this impact will stay in place. So we’re very focused on our controllables, which is accelerating our focus on our big bets, helping our customers in times like this, just to ensure that we are positioned to come out of this much, much stronger than when we even went into it.

Question – Scott Andrew Schneeberger: And as a follow-up over on the tax side. Just curious what insight you have from the IRS thus far with regard to the stimulus filings. And I believe, in your April 13 press release, you said you thought that would be for more than 10 million Americans, but not a very clear number. Do you have an idea what type of impact that number will be on the IRS volume results this year for tax filing?

Answer – Sasan K. Goodarzi: Sure. We’re — we — of course, as I mentioned earlier, the numbers, the stimulus numbers are actually in the current filings, and we believe, at some point, the IRS will hopefully separate them, so there’s visibility for our investment community, what the actual tax returns are versus stimulus returns. 80% of folks have actually been eligible for the stimulus money. The point that we tried to be clear about earlier is that there are 10 million people that don’t typically have to file their taxes that are also eligible, and so they have to go through the stimulus offering to be able to get access to the funds. And we believe at some point, by the end of the tax season, the IRS will flesh that out and communicate what the actual tax returns are versus stimulus filings. What we should be left with is it doesn’t change the perspective that we shared about the business. The do-it-yourself category is growing. We’re seeing a larger and faster shift to the category. We feel good about where we are relative to our online share in ARPC. And this is the part of the season that’s our strength, and we’re looking forward to finishing the next couple of months out.

Operator: Our next question comes from Brad Reback of Stifel.

Analyst: Brad Robert Reback, Stifel, Nicolaus & Company, Incorporated, Research Division—MD & Senior Equity Research Analyst

Question – Brad Robert Reback: Great. Michelle, you had mentioned earlier about 3/4 of the expense base is variable and taken some actions and enforcing some actions around travel, marketing and hiring. Can you give us a sense on what amount you’re saving right now with those things?

Answer – Michelle M. Clatterbuck: Brad, thanks for the question. What I would start with is, I would say that we have principles around leading through a downturn, and they have been proven out. One of the principles in our playbook, as I mentioned, is really around controlling what we can, discretionary spend so that we can deliver our bottom line results. We’re looking at all of our expenses. Some of those that are easiest to control though are the travel, the marketing spend and the hiring decisions. I’m personally, along with everyone on Sasan’s staff, making sure that we’re really thinking about what we can do in the short term, but we’re also taking a look at things that may have a longer-term impact, things like our real estate decisions and working remotely.

As Sasan also mentioned a little bit ago, we will have some increases in expenses that’s for the tax season, the extended season, about $20 million. That’s marketing and customer success. But we have been able to offset some of that with the discretionary spend. We haven’t given a specific number, but we feel very good about the actions that we’ve been taking in order to get our spend in line and set ourselves up for next year.

Operator: Our next question comes from Josh Beck of KeyBanc.

Analyst: Josh J. Beck, KeyBanc Capital Markets Inc., Research Division—Senior Research Analyst

Question – Josh J. Beck: Congrats on all the great work you’ve done for your customers. Probably a higher-level question for Sasan. You talked about this idea of virtual acceleration. And just given your purview and that you see how businesses and consumers are behaving, I’m just wondering if there’s any areas where it seems like it could be notably strong on potentially the other side of this pandemic. So any color you can give there would be great.

Answer – Sasan K. Goodarzi: Sure. I’ll start with what I think all of you see, and then I’ll make it specific to us. But as I talked to a lot of my peers across many different industries, whether it’s CEOs of companies or investors in many, many companies across many industries, whether it’s from how you used to get your workout in and training, if you were — if you went to a trainer and how that is shifting to a virtual world, Peloton being one example of that, where it’s accelerating, to the education world where now you have to figure out how you get your education online, to more and more people now shifting to be able to engage with medical help online, so getting your taxes done to being able to manage your business and bookkeeping. And so we believe that this pandemic will have a structural and behavioral impact in several areas. One is just you’re going to first think about how to potentially engage in a virtual world, not in a physical world. It doesn’t mean we won’t go back to a physical world, but I think this will have a fundamental behavioral impact over time.

Two is to ensure that you’re doing most of your stuff online, whether it’s how you do payments, whether it’s how you do payroll, whether it’s how you conduct commerce. Even if you’re a service business, moving some of your things, to now be able to conduct it online is going to be important. And then more important than ever, how do you ensure that you can save money and reduce that?

So we believe that structurally and behaviorally, those 3 areas are going to accelerate, and it’s anybody’s guess by how much. But literally, if you think about it overnight, these areas have shifted. And I just think we’ve progressed 5 years in this area of moving to a virtual world, the area of more being online and the importance of money. And that’s one of the things that excites our leadership team and the whole company around what is possible for us to accelerate to ensure that we can deliver for our customers given the shifts that we’re seeing.

Operator: Our next question comes from Matt Pfau of William Blair.

Analyst: Matthew Charles Pfau, William Blair & Company L.L.C., Research Division—Analyst

Question – Matthew Charles Pfau: I just wanted to ask on the QuickBooks business if you’re seeing any difference in terms of behavior between U.S. customers or international customers and then self-employed relative to small businesses?

Answer – Sasan K. Goodarzi: Yes. Thanks, Matt. Although our trends were all at the small business level, what I would just tell you is we’ve seen U.S. be a bit more resilient than countries outside of the U.S. and all those metrics that we shared. And then the second thing is on the self-employed side, what’s interesting is, although the macro numbers that we shared, which is acquisition being down 15 points before and after — or after COVID, with some of the discounting that we are doing, we’re actually seeing interest probably more than before on the self-employed side. That, of course, in no way covers the impact that we’re seeing on acquisition. But we’re actually seeing — what we’re looking to learn is are these new self-employed businesses are being born and they’re using our self-employed app or what they may be. We’re doing the analysis right now and looking at our data. But the bumper sticker is, I would say, U.S. is more resilient than countries outside the U.S. And we’re seeing interesting acquisition trends on SE, early days.

We need to analyze it to understand where they’re coming from. It doesn’t change the bigger picture of what we shared, which is post mid-March, we were down 15 points, and we’ve seen that stabilize. But SE is a little bit of a green shoot that we’re looking to learn more about.

Operator: At this time, our final question for the session comes from the line of Kash Rangan of Bank of America.

Answer – Kasthuri Gopalan Rangan: I have a couple of quick questions, and thanks for the extended time that you’ve spent on the conference call. Really appreciate it.

One is, Sasan, what are the indicators you’re looking for that small business activity could be starting to not just stabilize, but starting to pick up some fundamental ground indicators that since you’ve been in the business such a long time, I’m sure that there are some things you’re keenly watching for. I’m just curious what they are. And also if you could share your thoughts, Michelle or Sasan, how to think about this year’s unemployment because it’s going to weigh on next year’s taxes. I’m curious, what are the things that Intuit can do because the story has been that you’ve been gaining market share every single year, but this year is an exceptionally bad year for unemployment, sadly. I’m curious, what is Intuit going to be doing differently to keep its growth profile as strong as it has been on the consumer tax side going into next year?

Answer – Sasan K. Goodarzi: Sure, Kash. Great to hear your voice, and I hope you’re doing well and safe and sound. Let me start with your last question first. And you’re very right. It is sad to see this kind of an unemployment rate, and we are all hopeful that at some point, things will rebound and folks will be able to get back to work. I think what I would say is because unemployment rate was actually very low through March, that — and when you get unemployment income, we don’t actually foresee an impact to tax next year because you still have to do your taxes because you were employed and you have unemployment income, and so which means you have to do your taxes. So we actually do not see an impact from the number of people that will need to file with IRS. When I look at the total number of IRS returns, this shouldn’t have a dramatic impact for the reasons that I mentioned.

The second is we are very focused on how we help serve these customers through our live platform. And we believe that this could really be an impetus to deliver a great experience to deliver higher confidence and for you to be able to do it from the comfort of your home. So that’s the answer to the question around unemployment. Headline news is folks are going to still have to do their taxes because the unemployment rate was so low for the first several months of the year, and you have to do your taxes because of unemployment income.

The second in terms of indicators that we’re looking at, I would say there are a few. One is just the number of workers and employees that are, for instance, tracking their time or getting paid — tracking their time through TSheets or getting paid through payroll or the number of payroll companies that are paying their employees, that is one very important indicator for us. The second is just what happens with charge volume. That is a very important indicator because it shows the strength of consumer spending with small businesses and small businesses’ small business spending. So that’s the second. And then third is the rate of acquisition and the rate of attrition. Those are all the trends that we look at.

And I would just highlight one subset of all of this, which is how QuickBooks Live performs in this environment. It’s less about just QuickBooks Live but the notion of getting help. Although very early days with QuickBooks Live, we’ve been happy with the — as we said earlier, with the acquisition trend that we’ve seen because more and more folks are not only looking to do things in a virtual world, but are actually looking in this time frame to get help to clean up their books, to ensure they’re compliant and to become far more effective and efficient in how they run their business because, again, money matters more than ever before.

So those are the 3, 4 indicators that we are looking at and doubling down on the bets that I mentioned earlier because we believe just there’s a huge opportunity to help customers shift to online to help customers shift to a virtual world and to be able to find ways to put more money in their pocket.

Operator: Thank you. And ladies and gentlemen, that is all the time we have for questions today. Would you like to close with any additional remarks?

thank you for everyone’s time and for joining today and your thoughtful questions. I would like to just close by once again thanking our employees for just the incredible work that they’ve done being by the side of our customers and being empathetic and compassionate for what they’re having to go through and also just the partnerships with our partners. I wish all of you on the call well. Please stay healthy. Take care of yourself, and we look forward to talking to you at the next earnings call. Take care, everybody.

Operator: Ladies and gentlemen, thank you for participating. And this concludes today’s conference call.

Important Information for Investors and Securityholders

Cautions About Forward-looking Statements

These materials contain forward-looking statements, including the impact of the COVID-19 pandemic on Intuit’s business; the timing of when individuals will file their tax returns; Intuit’s prospects for the business in fiscal 2020 and beyond; expectations regarding Intuit’s growth outside the US;

expectations regarding timing and growth of revenue for each of Intuit’s reporting segments and from current or future products and services; expectations regarding customer growth; expectations regarding Intuit’s corporate tax rate; expectations regarding changes to our products and their impact on Intuit’s business; expectations regarding the amount and timing of any future dividends or share repurchases; expectations regarding availability of our offerings; expectations regarding the impact of our strategic decisions on Intuit’s business; and expectations regarding the timing, completion, financial performance and impact of the Credit Karma acquisition.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause our actual results to differ materially from the expectations expressed in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic instability and uncertainty. These factors include, without limitation, the following: our ability to compete successfully; our participation in the Free File Alliance; potential governmental encroachment in our tax businesses; our ability to adapt to technological change; our ability to predict consumer behavior; our reliance on third-party intellectual property; our ability to protect our intellectual property rights; any harm to our reputation; risks associated with acquisition and divestiture activity; the issuance of equity or incurrence of debt to fund an acquisition; our cybersecurity incidents (including those affecting the third parties we rely on); customer concerns about privacy and cybersecurity incidents; fraudulent activities by third parties using our offerings; our failure to process transactions effectively; interruption or failure of our information technology; our ability to maintain critical third-party business relationships; our ability to attract and retain talent; any deficiency in the quality or accuracy of our products (including the advice given by experts on our platform); any delays in product launches; difficulties in processing or filing customer tax submissions; risks associated with international operations; changes to public policy, laws or regulations affecting our businesses; litigation in which we are involved; the seasonal nature of our tax business; changes in tax rates and tax reform legislation; global economic changes; exposure to credit risk of the businesses we provide capital to; amortization of acquired intangible assets and impairment charges; our ability to repay outstanding debt; our ability to repurchase shares or distribute dividends; volatility of our stock price; our ability to successfully market our offerings; failure to obtain required regulatory approvals in a timely manner or otherwise; failure to satisfy any closing conditions to the proposed acquisition of Credit Karma; risks associated with tax liabilities or changes in U.S. federal tax laws or interpretations to which the proposed transaction with Credit Karma or parties thereto are subject; failure to successfully integrate any new business; failure to realize anticipated benefits of any combined operations; unanticipated costs of acquiring or integrating Credit Karma; potential impact of announcement or consummation of the proposed acquisition on relationships with third parties, including employees, customers, partners and competitors; inability to retain key personnel; changes in legislation or government regulations affecting the acquisition or the parties; economic, and or political conditions that could adversely affect the acquisition or the parties; the impact of the COVID-19 pandemic; and risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings.

More details about these and other risks that may impact our business are included in our Form 10-K for fiscal 2019, in our other SEC filings and in the Registration Statement on Form S-4 and the consent solicitation statement/prospectus contained therein relating to the proposed acquisition of Credit Karma, Inc. You can locate these reports through our website at http://investors.intuit.com. Forward-looking statements represent the judgment of the management of Intuit as of the date of this presentation. We do not undertake any duty to update any forward-looking statement or other information in this presentation.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Additional Information

Important Additional Information Has Been Filed with the SEC

Intuit has filed with the SEC a registration statement on Form S-4, which includes the prospectus of Intuit (the “prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THE PROSPECTUS IN ITS ENTIRETY AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INTUIT, CREDIT KARMA, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders may obtain free copies of the prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders may obtain free copies of the prospectus and other documents filed with the SEC on Intuit’s website at http://investors.intuit.com.